UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549

                           FORM 4

        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
  Act of 1934, Section 17(a) of the Public Utility Holding
   Company Act of 1935 or Section 30(f) of the Investment
                     Company Act of 1940


[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.   Name and Address of Reporting Person*

Helfrich               Leonard        W.
------------------------------------------------------------

(Last)           (First)          (Middle)

5723 Whitemarsh Drive
------------------------------------------------------------
                 (Street)

Macungie           Pennsylvania      18062
------------------------------------------------------------

(City)           (State)           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

  Allen Organ Company  (AORGB)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Statement for Month/Year

   March 2003

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer
    (Check all applicable)
    [X] Director                          [ ] 10% Owner

    [ ] Officer (give title below)        [ ] Other (specify below)


7.   Individual or Joint/Group Filing (Check applicable line)

    [x]  Form filed by one Reporting Person
    [ ]  Form filed by more than one Reporting Person

   Table I -- Non-Derivative Securities Acquired, Disposed
                  of, or Beneficially Owned

                                    4.                   5.
                        3.          Securities           Amount of           6.                 7.
            2.          Trans-      Acquired (A) or      Securities          Ownership          Nature of
1.          Trans-      action      Disposed of (D)      Beneficially        Form:              Indirect
Title of    Code        Code        (Instr. 3, 4, 5)     Owned at End        Direct (D)         Beneficial
Security    Date        (Instr. 8)  -------------------  of Month            or Indirect (I)    Ownership
(Instr.3)   (mm/dd/yy)  Code    V   Amount (D) Price     (Instr.3 and 4)     (Instr. 4)         (Instr. 4)
Common
Stock,
Class B    03/31/03     S           35      D   37.25     258                 D

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II-- Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


                                          5.
                                          Number     6.
        2.                                of         Date             7.
        Conver-                           Deriv-     Exer-            Title                         10.
        sion                              ative      cisable          and               9.          Owner-     11.
        or                                Secur-     and              Amount            Number      ship       Nature
1.      Exer-           3A.     4.        ities      Expir-           of       8.       of Deri-    Form of    of
Title   cise    3.      Deemed  Trans-    Acquired   ation            Under-   Price    vative      Deriva-    Indirect
of      Price   Trans-  Execu-  action    (A)        Date             lying    of       Securities  tive       Benefi-
Deriv-  of      action  tion    Code      Disposed   (Month/          Secur-   Deriv-   Benefic-    Security:  cial
ative   Deriv-  Date    Date,   (Instr.   of (D)     Day/Year)        ities    ative    ially       Direct     Owner-
Secur-  ative   (month  if any,  8)       (Instr. 3, ---------------  (Instr.  Secur-   Owned of    (D) or     ship
ity     Secur-  day/    (month/  -------  4 and 5)   Date     Expira-  3       ity      at End      Indirect   (Instr.
(Instr. ity     year)   day/     Code  V   ----------Exer-    tion     and 4)  (Instr.  Month       (I)         4)
 3)                     year)             (A)  (D)   cisable  Date              5)      (Instr. 4)  (Instr. 4)



Explanation of Responses:


/s/Leonard W. Helfrich                            March 31,2003
-----------------------------------               ----------------
   **Signature of Reporting Person               Date

**   Intentional misstatement or omissions of facts constitute
Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.